UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February, 2020

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On February 5, 2020, BiondVax Pharmaceuticals Ltd. issued a press release announcing that preliminary data from the NIH/NIAID-sponsored Phase 2 clinical trial of BiondVax’s M-001 universal influenza vaccine candidate validates results of previous clinical Trials. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated February 5, 2020

Exhibits 99.1 of this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-201283).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: February 5, 2020	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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